

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

NO ACT
P.E. 12-20-06



07043128

January 12, 2007

Bruce Ellis
Counsel
Employee Benefits & Executive Compensation
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station, NJ 08889-0100

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/12/2007

Re: Merck & Co., Inc.
Incoming letter dated December 14, 2006

Dear Mr. Ellis:

This is in response to your letter dated December 14, 2006 concerning the shareholder proposal submitted to Merck by the Laborers National Pension Fund. We also have received a letter from the proponent dated January 8, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Lu Beth Greene
Fund Administrator
Laborers National Pension Fund
14140 Midway Road
Suite 105
Dallas, TX 75244-3672

64978

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1218



VIA OVERNIGHT DELIVERY

December 14, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal from Laborers National Pension Fund (the "Fund")

Ladies and Gentlemen:

Merck & Co., Inc. (the "Company" or "Merck"), a New Jersey corporation, has received a shareholder's proposal (the "Fund's Proposal") from Lu Beth Green for inclusion in the Company's proxy materials for the 2007 Annual Meeting of Stockholders (the "Proxy Materials"). I believe that the Fund's Proposal may be omitted under Rule 14a-8(i)(11) (duplication) because it substantially duplicates a proposal received from Evelyn Y. Davis (the "Davis Proposal"), which the Company intends to include. Therefore, I respectfully request that the Division of Corporation Finance (the "Staff") indicate that it will not recommend enforcement action to the Securities and Exchange Commission ("SEC") if the Company omits the Fund's Proposal.

The Fund's Proposal, which was received by the Company on October 3, 2006, provides:

> RESOLVED: That the shareholders of Merck & Co., Inc. ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:
>
> 1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
>
> 2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if

> made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:
>
> a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;
>
> b. Identification of the person or persons in the Company who participated in making the political contribution or expenditures; and
>
> c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.
>
> This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the company's website to reduce costs to shareholders.

The Davis Proposal, which was received by the Company on July 5, 2006, provides:

> RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

The Fund's Proposal and supporting statement are included as Appendix A. The Davis Proposal and supporting statement are included as Appendix B.

Rule 14a-8(i)(11) provides that a proposal may be omitted if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting" The purpose for the rule "is to eliminate the [possibility] of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Release No. 34 12999 (November 22, 1976), referring to Rule 14a-8(c)(11), the predecessor to current Rule 14a-8(i)(11). The Staff's view is that where proposals are substantially duplicative, the previously submitted proposal should be included. The Davis Proposal was submitted to the Company first and the Company intends to include it in the Proxy Materials.

The Staff consistently has interpreted Rule 14a-8(i)(11) to permit companies to exclude similar proposals that are not identical where the core issues are the same. In fact, the Staff recently ruled twice that a proposal from Ms. Davis that is nearly identical to the Davis Proposal and a proposal with very minor differences from the Fund's Proposal are substantially duplicative. In *Bank of*

America Corporation (February 14, 2006), the staff permitted exclusion on the basis of substantial duplication between

- A proposal from Evelyn Davis that provided:

  RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, and Charlotte San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

  and

- A proposal from the American Federation of Labor and Congress of Industrial Organizations (differs very slightly from the Fund's Proposal) that provided:

  Resolved, that the shareholders of Bank of America Corporation ("Bank of America" or the "Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

  1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.

  2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code including the following:

  a. An accounting of the Company's funds contributed to any of the organizations described above;

  b. Identification of the person or persons in the Company who participated in making the decisions to contribute;

  c. The internal guidelines or policies, if any, governing the Company's political contributions. This report shall be presented to the Board of Directors' Audit Committee or other relevant oversight committee, and posted on the Company's website.

Bank of America (February 25, 2005) is "almost exactly the same" as the above, according to counsel for the registrant, and the Staff permitted exclusion.

Very minor, insignificant differences do exist between the proposals at issue in *Bank of America* and the Proposals facing Merck. However, those trivial differences are inconsequential, and the Staff should agree that there is basis to exclude the Fund's Proposal for the same reason it agreed there was basis to exclude the AFL-CIO proposal. I therefore am of the view that the Fund's Proposal is excludible as substantially duplicative of the Davis Proposal and respectfully request that the Staff not recommend enforcement action to the SEC if the Fund's Proposal is omitted from the Proxy Materials in reliance on Rule 14a-8(i)(11).

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter and both Proposals including the statements in support thereof. An additional copy is included, which we ask that you use to acknowledge receipt of this submission by date stamping and returning to me in the enclosed self-addressed envelope.

If the Staff believes that it will not be able to concur in our view that the Fund's Proposal may be omitted, we very much would appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

By copy of this letter, the Company is notifying the Proponent of its intention to omit the Fund's Proposal from the Proxy Materials.

For the Staff's information, the Company expects to print its Proxy Statement on or about March 1, 2007.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.



Bruce Ellis
Counsel
Employee Benefits & Executive Compensation

Enc.

CC: Lu Beth Greene
Fund Administrator
Laborers National Pension Fund

Appendix A

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(OVERNIGHT DELIVERY)

October 5, 2006


MERCK

Ms. Lu Beth Greene
Fund Administrator
Laborers National Pension Fund
14140 Midway Road
Suite 105
Dallas, TX 75244-3672

Dear Ms. Greene:

This is to acknowledge your letter to Ms. Celia A. Colbert dated October 3, 2006 and the stockholder proposal regarding "corporate resources for political purposes", which the Laborers National Pension Fund has submitted for inclusion in the proxy materials for the 2007 Annual Meeting of Stockholders.

Rule 14a-8(b) of the SEC's Regulation 14A for the Solicitation of Proxies requires that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Company (Merck) securities for at least one year by the date of submitting the proposal. Since the Laborers National Pension Fund does not appear in the Company's records as a registered holder, you must provide a written statement from the "record" holder of the Merck securities (usually a broker or bank) verifying that the Laborers National Pension Fund has held at least $2,000 in market value of Merck securities continuously for one year as of the date the proposal was submitted. I note also your statement that the Laborers National Pension Fund intends to hold the requisite market value of Merck securities through the date of the Annual Meeting.

In order to complete the eligibility requirements in connection with the submission of the stockholder proposal, a response must be postmarked, or faxed to (908) 735-1224, within 14 calendar days from the date you receive this letter. Please direct a response to my attention.

Very truly yours,

Debra A. Bollwage

Debra A. Bollwage
Senior Assistant Secretary

s:proxy/PropRespLetrs2007

cc: Ms. Jennifer O'Dell
Laborers' International Union of
North America Corporate Governance Project
905 16th Street, N.W.
Washington, D.C. 20006

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 www.lnpf.org
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)


RECEIVED
OCT 3 2006

October 3, 2006

Ms. Celia Colbert
VP, Assistant General Counsel and Corporate Secretary
Merck & Co., Inc.
1 Merck Drive
Whitehouse Station, NY 08889

Sent Via Fax 908-735-1246

Dear Ms. Colbert:

On behalf of the Laborers National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Merck & Co., Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 90,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 www.lnpf.org
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell at Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Lu Beth Greene
Fund Administrator

Cc. Jennifer O'Dell
Enclosure



Resolved: That the shareholders of Merck & Co., Inc. ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1.Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2.Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;

b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the company's website to reduce costs to shareholders.

Supporting Statement: As long-term shareholders of Merck & Co., we support policies that apply transparency and accountability to corporate spending on political activities. Such disclosure is consistent with public policy and in the best interest of the Company's shareholders.

Company executives exercise wide discretion over the use of corporate resources for political activities. These decisions involve political contributions, called "soft money." They also involve payments to trade associations and related groups used for political activities that media accounts call the "new soft money." Most of these expenditures are not disclosed. In 2003-04, the last fully reported election cycle, Merck contributed at least

$234,000 in soft money. (PoliticalMoneyLine: http://www.fecinfo.com/cgi-win/irs_ef_top.exe?DoFn=DONOR&sYR=2004)

However, its payments to trade associations used for political activities are undisclosed and unknown. The proposal asks the Company to disclose its political contributions and payments to tax exempt organizations including trade associations.

The Bi-Partisan Campaign Reform Act of 2002 allows companies to contribute to independent political committees, also known as 527s, and to give to tax-exempt organizations that make political expenditures and contributions.

Absent a system of accountability, corporate executives will be free to use company assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. Relying on publicly available data does not provide a complete picture of the Company's political expenditures. The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support **FOR** this critical governance reform.

Appendix B


RECEIVED
JUL 5 2006

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

CAC
RICHARD T. CLARK

JUN 28 2006

CERTIFIED RETURN
RECEIPT REQUESTED

(202) 737-7755 OR

June 22,2006

Richard Clark;CEO
MERCK
White House Station, N.J.

Dear Richard:

This is a formal notice to the management of Merck that Mrs. Evelyn Y. Davis, who is the owner of 450 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 20 07. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs Evelyn Y Davis

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

OVERNIGHT DELIVERY


MERCK

July 10, 2006

Mrs. Evelyn Y. Davis
Watergate Office Building
2600 Virginia Avenue N.W.
Suite 215
Washington, DC 20037

Dear Mrs. Davis:

This is to acknowledge your letter to Mr. Richard T. Clark dated June 22, 2006 and your stockholder proposal regarding "publication of political contributions", which you submitted for inclusion in the proxy materials for the 2007 Annual Meeting of Stockholders.

Very truly yours,



Debra A. Bollwage
Senior Assistant Secretary

s:proxy/proposal response letters - 2007

WF

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 www.lnpf.org
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

January 8, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request for no-action determination by Merck & Co., Inc.; shareholder proposal by Laborers National Pension Fund

Dear Sir or Madam,

By letter dated December 14, 2006, Merck & Co., Inc. ("Merck" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if Merck excludes a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Laborers National Pension Fund (the "Fund").

The Proposal requests that Merck report semi-annually to shareholders on (a) policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds; (b) an accounting of the Company's funds that are used for political contributions and expenditures, including (i) contributions to or expenditures on behalf of entities organized and operating under 26 U.S.C. section 527 and (ii) any portion of dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under 26 U.S.C. section 162(c)(1)(B); (c) identification of the person or persons at Merck who participated in the decision to make the political contribution or expenditure; and (d) the internal guidelines or policies, if any, governing the Company's political contributions and expenditures. The Proposal also urges that the report be provided to the audit committee of the Company's board or other relevant oversight committee and posted on the Company's web site.

Merck argues that the Proposal is excludable under Rule 14a-8(i)(11), as substantially duplicative of an earlier-received proposal. Because Merck has not satisfied its burden of proving its entitlement to rely on that exclusion, its request for relief should be denied.

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 www.lnpf.org
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

The Proposal Does Not Substantially Duplicate the Davis Proposal

Merck contends that the Proposal substantially duplicates an earlier-received proposal submitted by Evelyn Davis (the "Davis Proposal") that will appear in Merck's proxy statement and thus is excludable under Rule 14a-8(i)(11). The Davis Proposal asks that Merck publish its political contributions and lobbying expenditures in several general circulation newspapers and then "in each succeeding report to shareholders." Although both proposals deal with the broad issue of corporate political activity, their scopes and requested actions differ so much that they should not be considered substantially duplicative.

The first key difference between the Proposal and the Davis Proposal is the intended audience for the requested disclosures. The main focus of the Davis Proposal is disclosure to the broader public via newspaper advertisements. Near the end of the resolved clause, the Davis Proposal also asks for disclosure in "each succeeding report to shareholders." This vague language, which has the feel of an afterthought, is difficult to interpret; presumably, the Davis Proposal does not intend for the disclosure to appear in every 8-K, 10-Q and other periodic report to shareholders throughout the year. The Davis Proposal makes no mention of the board of directors.

The Proposal, by contrast, focuses on keeping both shareholders and the board's audit committee informed about the Company's political activities. The aim of the Proposal is to provide shareholders with comprehensive information not only about Merck's contributions and expenditures but also about the quality of oversight of the process within Merck. Information about the decision making process, in the Fund's view, allows shareholders to assess the risk created by the Company's political activities. The Proposal does not seek to inform the public at large.

The scope of the contributions and expenditures as to which disclosure is requested also vary significantly. The Davis Proposal limits itself to amounts contributed "in respect of a political campaign, political party, referendum or citizens initiative, or attempts to influence legislation . . . ." The Proposal, by contrast, is much more comprehensive: It seeks disclosure not only of corporate contributions to campaigns, parties and initiatives, some of which have been limited by law, but also of contributions to or expenditures on behalf of independent political committees operating under section 527 of the Internal Revenue Code and amounts paid to entities such as trade associations that are used for political purposes.



LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 www.lnpf.org
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

This last difference between the Proposal and the Davis Proposal is especially important. Trade association political activity has attracted a great deal of media attention, though the full extent of this activity is difficult to measure because it avoids election law regulation, including disclosure requirements. (E.g., Jim VendeHei and Tom Hamburger, "Drug Firms Underwrite U.S. Chamber's TV Ads," The Wall Street Journal, Oct. 6, 2000, at A24.) One campaign finance expert has dubbed these contributions "the new soft money." (Tom Hamburger, "Trade Groups Join Bush on Social Security," Los Angeles Times, Apr. 11, 2005.) According to a report by Public Citizen, 501(c) groups—including associations such as the Chamber of Commerce as well as ostensibly grassroots groups backed by trade associations--spent at least $87.8 million in the 2000 and 2002 election cycles (a figure that is almost certainly understated due to the paucity of disclosure regarding their activities). (See Public Citizen, "The New Stealth PACs: Tracking 501(c) Non-Profit Groups Active in Elections" (Sept. 2004) available at http://www.stealthpacs.org/ documents/StealthPACs.pdf)

A series of articles in The Wall Street Journal described the pharmaceutical industry's indirect spending to influence the outcome of the 2000 federal elections. Fifty million dollars worth of advertisements were run by Citizens for Better Medicare, "a group created by the [drug] industry to rally opposition" to a government-administered prescription drug plan. (See Tom Hamburger & Laurie McGinley, "Drug Lobby Wins Big With Massive Spending Against Medicare Plan--$80 Million in Ads, Donations Help Defeat Industry Foes," The Wall Street Journal, Nov. 9, 2000, at B1) Pharmaceutical companies contributed another $10 million to the Chamber of Commerce to pay for similar advertisements by the Chamber in the 2000 election cycle. (See id.)

A report by campaign finance watchdog organization Public Citizen estimates that PhRMA (the Pharmaceutical Research and Manufacturers of America) alone is reported to have contributed as much as $41 million to four groups—United Seniors Association, 60 Plus Association, Seniors Coalition and America 21—that styled themselves as grassroots membership organizations but whose funding came largely from a single donor. (Public Citizen Congress Watch, "Big PhRMA's Stealth PACs: How the Drug Industry Uses 501(c) Non-Profit Groups to Influence Elections," Sept. 2004, at 2-3 (available at www.stealthPACs.org) (hereinafter, "Public Citizen Report")). An article in the AARP Bulletin characterized three of the four groups as "front groups" that work to advance the pharmaceutical industry's agenda "under the veil of other interests." (Bill Hogan, "Pulling Strings from Afar," AARP Bulletin, Feb. 2003)



LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672

MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415

TELEPHONE (972) 233-4458 FAX (972) 233-3026 www.lnpf.org

FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

PhRMA has acknowledged making "unrestricted educational grants" to two of the organizations and a grant to a third, although it has not confirmed that it is the large donor whose contributions made up over 75% of the groups' combined revenues in 2002. The groups broadcast advertisements and distributed communications in 39 U.S. Senate and House campaigns in that election cycle. (See Public Citizen Report, supra, at 4)

Merck is a member of PhRMA. (See http://www.phrma.org/whoweare/members) Thus, the extent of contributions to 501(c) non-profit groups that engage in political activity, either directly or through trade associations, is critical to a full understanding of Merck's political activity. It is possible that such contributions dwarf those made by the Company through the more traditional channels on which it currently makes disclosure. The Davis Proposal's omission of payments to and on behalf of trade associations thus constitutes a critical difference from the much more comprehensive approach taken by the Proposal.

Finally, the disclosure requested by the Davis Proposal does not include any information on the process by which Merck's management decides to make political contributions. The Proposal gives as much attention to this process as to disclosure of the contributions and expenditures themselves. The Proposal asks Merck to disclose the policies and procedures governing political contributions and expenditures and any internal guidelines used during the decision making process. It also asks Merck to identify the persons involved in deciding to engage in political activities.

The Fund believes that *ad hoc* decisions, especially those made by lower-level employees who do not know the full range of a company's political activities, have a higher likelihood of creating unacceptable risks for the company and its shareholders. The Fund also believes that understanding a company's decision making process allows shareholders to evaluate the robustness of the oversight process and engage in a dialogue with the company about potential value-enhancing changes.

The nature of the differences between the Proposal and the Davis Proposal—namely, that the Proposal in each respect goes well beyond the Davis Proposal—eliminates the possibility of shareholder confusion, an important policy behind the (i)(11) exclusion. The Proposal and the Davis Proposal do not conflict with each other, as would be the case if a proposal urging annual election of all directors and one pressing for triennial director elections were submitted for a shareholder vote at the same company. (Contrast Monsanto Company (Feb. 7, 2000)(allowing exclusion where proposals both dealt with director election timing but urged different arrangements)) A shareholder voting on both proposals could easily understand what the effect of approving both of them would be.



LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 www.lnpf.org
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

Examination of the measures requested in both proposals shows that implementation of both would also be quite straightforward. Merck could do so by making the newspaper disclosure requested in the Davis Proposal and by adopting the other measures urged in the Proposal, which encompass but go further than the limited measures requested in the Davis Proposal.

* * * * *

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact me at 972-233-4458.

Sincerely yours,



Lu Beth Greene
Fund Administrator

cc: Bruce Ellis
Counsel, Employee Benefits and Executive Compensation
Merck & Co., Inc.
Fax # 908-735-1218



DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 14, 2006

The proposal requests that Merck prepare a report concerning political contributions that contains information specified in the proposal.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Merck's 2007 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Rebekah J. Toton
Attorney-Adviser

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